FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of December 2011.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Updates Status of Operations in Thailand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 2, 2011, in Kyoto, Japan

Nidec Updates Status of Operations in Thailand

Nidec Corporation (NYSE: NJ) (the “Company”) announced today the current status of its manufacturing operations in areas affected by the recent flooding in Thailand.

Nidec Electronics (Thailand) Co., Ltd. resumed operations in Rojana on December 1. As of today, nine out of the ten factories of the Company and its subsidiaries in the affected areas are back in operation at either their own facilities or alternative locations. We will continue our efforts to further improve the utilization of the factories whose operations have resumed and to bring the Company’s other flood-stricken factories back into operation to the earliest extent possible.

The exact amount of damage and the effect of the floods on the Company’s performance are being assessed currently. We will continue to report on any actual or potential impact on the Company’s business performance in a prompt manner.

Company	Factory	Location	Products	Status
Nidec Electronics (Thailand) Co., Ltd.	Rangsit	Pathumthani Province	Hard disk drive (“HDD”) motors	Operations resumed on Oct. 25.
	Bangkadi	Bangkadi Industrial Park, Pathumthani Province		Alternative production started on Nov. 12 at a leased factory in Rayong Province.
	Rojana	Rojana Industrial Park, Ayutthaya Province		Operations resumed on Dec. 1.
Nidec Precision (Thailand) Co., Ltd.	Rojana	Rojana Industrial Park, Ayutthaya Province	HDD motor components	Operations resumed on Nov. 21.
	Ayutthaya	Wangnoi District, Ayutthaya Province		Operations resumed on Nov. 4.
Nidec Component Technology (Thailand) Co., Ltd.	Saraburi	SIL Industrial Land, Saraburi Province	HDD base plates	No damages confirmed and operations remain normal.
	Bang Pa-In	Bang Pa-In Industrial Estate, Ayutthaya Province		Property inundated and operations suspended. Floodwater removal from the Industrial Estate started on Nov. 8.
Nidec Shibaura Electronics (Thailand) Co., Ltd."	―	Bangkadi Industrial Park, Pathumthani Province	Home appliance motors

Factory precinct partially inundated and operations temporarily suspended.

Floodwater removal from the Industrial Park started on Nov. 25.

Alternative production underway at Nidec Shibaura (Zhejiang) Co., Ltd. in China.

Nidec Copal (Thailand) Co., Ltd.	―	Nava Nakorn Industrial Estate, Pathumthani Province	Camera shutters; Lens units	Alternative production started on Nov. 12 at a leased factory in Uthai Thani Province. Floodwater removal from the Industrial Estate started on Nov. 18.
Nidec-Read (Thailand) Co., Ltd.	―	Chachoengsao Province	Inspection fixtures	No damages confirmed and operations remain normal.

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